Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276600

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 20, 2026

PRICING SUPPLEMENT No. 8, dated April , 2026

(To prospectus, dated January 19, 2024, and

prospectus supplement, dated January 19, 2024)

TRUIST FINANCIAL CORPORATION

Medium-Term Notes, Series I (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated January 19, 2024, as supplemented by the prospectus supplement, dated January 19, 2024 (together, the “prospectus supplement”), and should be read together with the prospectus supplement and the prospectus for additional information about the offering and sale of $    aggregate principal amount of  % Fixed-to-Floating Rate Senior Notes due April  , 2032 (the “Notes”) of Truist Financial Corporation (“Truist” or the “Company”). Terms used but not defined herein shall have the respective meanings set forth in the prospectus supplement.

Key Terms	Fixed-to-Floating Rate Senior Notes
CUSIP / ISIN Nos.	89788MAX0 / US89788MAX02
Series	Series I (Senior)
Form of Note	Book-Entry
Principal Amount	$
Trade Date	April , 2026
Issue Date	April , 2026 (T+ )
Stated Maturity	April , 2032
Reset Date	April , 2031
Distribution	Underwritten basis
Authorized Denominations	$2,000 and integral multiples of $1,000 in excess thereof
Issue Price (Dollar Amount and Percentage of Principal Amount)	$ / %
Net Proceeds (Before Expenses) to the Company	$
Interest Rate (and, if applicable, related Interest Periods)

☒ Fixed Rate Note (during the fixed rate period)

☐ CMT Rate Note

☐ Reuters Page FRBCMT

☐ Reuters Page FEDCMT

☐ One-Week ☐ One-Month

☐ Commercial Paper Rate Note

☐ CORRA Note

☐ EURIBOR Note

☐ Federal Funds Rate Note

☐ (effective) ☐ (open) ☐ (target)

☐ Prime Rate Note

☒ SOFR Note (during the floating rate period)

☒ Compounded SOFR Note with Observation Period Shift

☐ Compounded SOFR Index Note with Observation Period Shift

☐ SONIA Rate Note

☐ Compounded SONIA Rate Note with Observation Shift Convention

☐ Compounded SONIA Rate Note with Observation Lookback Convention

☐ Compounded SONIA Index Note with Compounded Index Convention

☐ Treasury Rate Note

☐ Zero Coupon Note

☐ Other Base Rate:

Fixed Rate Period	The period from, and including, the Issue Date to, but excluding, the Reset Date.
Floating Rate Period	The period from, and including the Reset Date to, but excluding, the Stated Maturity.
Fixed Interest Rate	During the fixed rate period, % per annum payable in arrears for each semi-annual Interest Period.
Floating Interest Rate	During the floating rate period, the Base Rate as determined on the applicable Interest Determination Date plus the Spread per annum payable in arrears for each quarterly Interest Period.
Base Rate	Compounded SOFR with Observation Period Shift determined for each quarterly Interest Period during the floating rate period in accordance with the specific formula and provisions described under “Description of Notes—Floating Rate Notes—Base Rates—SOFR” in the accompanying prospectus supplement.
Spread	+ basis points
Spread Multiplier	Not applicable
Index Source	As published by SOFR administrator
Index Maturity	Daily
Interest Periods

With respect to the fixed rate period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Stated Maturity or earlier Redemption Date).

Interest Payment Dates

With respect to the fixed rate period, April   and October   of each year, commencing on October  , 2026 and ending on the Reset Date.

With respect to the floating rate period, January  , April  , July   and October   of each year, commencing on July   , 2031 and ending on the Stated Maturity.

Regular Record Dates	15 calendar days prior to each Interest Payment Date.
Interest Determination Dates	With respect to each Interest Period during the floating rate period, the date two U.S. Government Securities Business Days preceding the applicable Interest Payment Date or redemption date, as applicable.
Interest Reset Dates	For the floating rate period, each Interest Payment Date.
Observation Period	With respect to each Interest Period during the floating rate period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period, or redemption date, as applicable.
Maximum Interest Rate	Maximum rate permitted by New York law
Minimum Interest Rate	Zero
Day Count Convention	With respect to the fixed rate period, 30/360. With respect to the floating rate period, Actual/360.
Business Day	With respect to the fixed rate period, New York and Charlotte. With respect to the floating rate period, New York, Charlotte and U.S. Government Securities Business Day.
Business Day Convention	With respect to the fixed rate period, Following Unadjusted Business Day convention. With respect to the floating rate period, Modified Following Business Day convention.
Optional Make-Whole Redemption	At any time after the date that is 180 days after the Issue Date (or, if additional notes are issued, after the date that is 180 days after the Issue Date of such additional notes) and prior to the Reset Date (one year prior to the Stated Maturity), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at the Make-Whole Redemption Price as described under “Description of Notes—Redemption—Optional Make-Whole Redemption” in the accompanying prospectus supplement. Notice of any redemption will be provided at least 5 but not more than 60 calendar days before the redemption date to the registered holder of the Notes to be redeemed.
Make-Whole Spread	+ basis points
Optional Redemption	The Company may redeem the Notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after , 2032 ( months prior to the Stated Maturity) and prior to the Stated Maturity, in each case at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date. See “Description of Notes—Redemption” in the accompanying prospectus supplement. Notice of any redemption will be provided at least 5 but not more than 60 calendar days before the redemption date to the registered holder of the Notes to be redeemed.
Calculation Agent	U.S. Bank Trust Company, National Association
Original Issue Discount Notes	Not applicable
Prohibition of Sales to EEA and UK Investors	Applicable
Additional Terms	Not applicable

The Notes are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The Notes are not secured.

Investing in the Notes involves risk. Potential purchasers of the Notes should consider the information set forth in the “Risk Factors” section beginning on page S-4 of the accompanying prospectus supplement and the discussion of risk factors contained in our annual and quarterly reports filed with the Securities and Exchange Commission (the “SEC”), which are incorporated by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed on the SEC website via the links below:

•	Prospectus dated January 19, 2024

•	Prospectus Supplement dated January 19, 2024

	Per Note(1)		Total
Price to Public		%	$
Underwriters’ Discount		%	$
Net Proceeds (Before Expenses) to Us		%	$

(1)	Plus accrued interest, if any, from April , 2026, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants, including Clearstream Banking, S.A. and Euroclear Bank SA/NV, on or about April , 2026.

Joint Book-Running Managers

Truist Securities	BofA Securities	Citigroup	J.P. Morgan

April , 2026

SUPPLEMENTAL PLAN OF DISTRIBUTION

Truist Securities, Inc., BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions of a syndicated terms agreement, dated April  , 2026 (the “terms agreement”), among us and the underwriters named below (the “underwriters”), incorporating the terms of a distribution agreement, dated as of January 19, 2024, among us and the agents named in the accompanying prospectus supplement, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase, as principal, the principal amount of Notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Truist Securities, Inc.	$
BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Total	$

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the      business day following the date the Notes are priced (such settlement being referred to as “T+ ”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+ , to specify alternative settlement arrangements to prevent a failed settlement.

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

Selling Restrictions

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes: a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Regulation (EU) 2017/1129, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and, therefore, offering, selling or distributing the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

LEGAL MATTERS

The validity of the Notes offered hereby and certain other legal matters will be passed upon for us by Mayer Brown LLP. Sullivan & Cromwell LLP, New York, New York, will pass upon certain matters for the underwriters.